SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

Family Dollar Stores, Inc.

(Name of Subject Company)

Family Dollar Stores, Inc.

(Name of Person Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

307000109

(CUSIP Number of Class of Securities)

James C. Snyder, Jr., Esq.

Senior Vice President,

General Counsel and Secretary

P.O. Box 1017, 10401 Monroe Road

Charlotte, North Carolina 28201-1017

(704) 847-6961

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Ethan A. Klingsberg, Esq.

Paul M. Tiger, Esq.

Cleary Gottlieb Steen & Hamilton, LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Family Dollar Stores, Inc. (“Family Dollar”), with the Securities and Exchange Commission on September 17, 2014, relating to the unsolicited conditional tender offer by Dollar General Corporation, a Tennessee corporation, through its wholly owned subsidiary, D3 Merger Sub, Inc., a Delaware corporation, to purchase all of the issued and outstanding shares of Family Dollar’s common stock, par value $0.10 per share (including the associated preferred stock purchase rights), at a purchase price of $80.00 in cash, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated September 10, 2014 (as amended or supplemented from time to time), and the related letter of transmittal. This Amendment No. 5 is being filed to reflect certain updates as reflected below:

Item 2.	Identity and Background of Filing Person.

(a)	Item 2 of the Statement is hereby amended and supplemented by replacing the last sentence of the first paragraph in the subsection “Offer” with the following:

According to the Offer to Purchase, the Offer will expire at 5:00 p.m., New York City time, on December 31, 2014, unless the Offer is extended.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Item 3 of the Statement is hereby amended and supplemented by replacing the last sentence in the subsection “Incentive Plan; Employment, Severance and Retention Agreements—Employment Agreement with Mr. Levine” with the following sentence:

The severance payments payable upon a change in control are subject to adjustment in the event of the imposition of certain tax provisions.

(b)	Item 3 of the Statement is hereby amended and supplemented by replacing the last sentence in the subsection “Incentive Plan; Employment, Severance and Retention Agreements—Retention Letter with Mr. Levine” with the following sentence:

None of Family Dollar’s other “named executive officers” (as disclosed in the 2014 10-K) have entered into employment agreements with Family Dollar.

Item 4.	The Solicitation or Recommendation.

(a)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Recommendation”:

After careful consideration, including a thorough review of the terms and conditions of the Offer with Family Dollar’s financial and outside legal advisors, and consistent with its fiduciary duties under applicable law, the Board, by unanimous vote of all of its directors at meetings held on September 15, 2014, October 13, 2014 and November 10, 2014, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

(b)	Item 4 of the Statement is hereby amended and supplemented by adding the following new paragraphs after the last paragraph in the subsection titled “Background of the Offer”:

On October 31, 2014, Dollar General amended the Offer to, among other things, extend the expiration date to December 31, 2014.

On November 7, 2014, Dollar Tree announced that it had certified substantial compliance with the FTC’s second request for the Dollar Tree merger and that, in order to facilitate the FTC’s review, Dollar Tree and Family Dollar have agreed not to close the Dollar Tree merger prior to December 30, 2014, unless the FTC completes its review of the Dollar Tree merger and terminates the waiting period at an earlier date.

(c)	Item 4 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph in the subsection titled “Reasons for Recommendation”

In reaching its decision on September 15, 2014 to (i) recommend that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, and in reaching its decisions on October 13, 2014 and November 10, 2014 to (i) reaffirm its recommendation that Family Dollar’s stockholders reject the Offer and not tender their shares into the Offer and (ii) reaffirm its recommendation that Family Dollar’s stockholders adopt the merger agreement with Dollar Tree, the Board, as described above in the section entitled “Item 4. The Solicitation or Recommendation—Background of the Offer”, met, consulted with Family Dollar’s senior management and its legal and financial advisors at Cleary Gottlieb and Morgan Stanley, and considered a number of factors, including its knowledge of the business, assets, and liabilities, results of operations, financial performance, strategic direction and prospects of each of Family Dollar, Dollar Tree and Dollar General (taking into account the results of Family Dollar’s due diligence of Dollar Tree and publicly available information with respect to Dollar General), as well as the risks in achieving those prospects (including uncertainties associated with implementing Family Dollar’s stand-alone strategic plan and achieving the related internal financial forecasts), the analyses, from antitrust law perspectives, of potential combinations of Family Dollar with Dollar Tree and Dollar General, respectively, prepared by Cleary Gottlieb with input from its economic consultant, NERA Economic Consulting, feedback from the FTC received in connection with the FTC’s review of the Dollar Tree merger, and the anticipated effects of the transaction contemplated by the Dollar Tree merger agreement, on the one hand, and the transaction contemplated by the Dollar General Offer, on the other hand.

(d)	Item 4 of the Statement is hereby amended and supplemented by removing the second bullet point and replacing it with the following in the subsection titled “Reasons for Recommendation—3. The Dollar Tree merger may be in a position to close before the end of calendar year 2014, while the Offer may take substantially longer to close, even if Dollar General were willing to make all divestitures required by the FTC and thereby avoid time-consuming litigation”:

•	The Offer may take substantially longer to close. On October 10, 2014, the FTC issued a “second request” in connection with its review of the Offer. Responding to the “second request” will require Dollar General to provide a large amount of information and data and can be expected to take two to six months.

(e)	Item 4 of the Statement is hereby amended and supplemented by removing the first bullet point and replacing it with the following bullet point in the subsection titled “Reasons for Recommendation—4. Dollar General has not yet made any commitment to extend the Offer long enough to permit the HSR Condition to be satisfied.”:

•	Dollar General is obligated to make good on the Offer so long as the Offer is outstanding. But once the Offer expires on December 31, 2014 without the HSR Condition having been satisfied, Dollar General is free to walk away from the Offer.

(f)	Item 4 of the Statement is hereby amended and supplemented by removing the last bullet point and replacing it with the following bullet point in the subsection titled “Reasons for Recommendation—5. The Offer may be designed to cause the stockholders of Family Dollar to refrain from approving the Dollar Tree merger and harm Family Dollar’s business, rather than to result in a successful acquisition of Family Dollar by Dollar General.”:

•	On October 10, 2014, the FTC issued a “second request” in connection with its review of the Offer. This has extended the waiting period under the HSR Act to 11:59 pm on the 30th day after substantial compliance with the second request, which for Dollar General can be expected to take two to six months. Thus, the extended HSR waiting period is unlikely to have even expired by the Offer’s scheduled expiration date.

(g)	Item 4 of the Statement is hereby amended and supplemented by removing the first sentence of the first paragraph and replacing it with the following sentence in the subsection titled “Additional Factors Considered by the Board”:

In addition to the factors set forth above, in reaching its decision on July 27, 2014 and September 4, 2014 to approve, and declare advisable, the Dollar Tree merger agreement and resolving that it recommends (and its subsequent decisions, on August 20, 2014, September 5, 2014, September 15, 2014, October 13, 2014 and November 10, 2014 to reaffirm its recommendation) that Family Dollar’s stockholders adopt the Dollar Tree merger agreement, the Board considered various factors that weighed positively in favor of the Dollar Tree merger agreement, the Dollar Tree merger and the other transactions contemplated by the Dollar Tree merger agreement including, among others and not necessarily in order of relative importance:

Item 7.	Purposes of the Transaction, Plans or Proposals.

(a)	Item 7 of the Statement is hereby amended and supplemented by removing the second paragraph and replacing it with the following paragraph:

For the reasons discussed in the section entitled “Item 4. The Solicitation or Recommendation— Recommendation” above, the Board, by the unanimous vote of all of its directors, at meetings held on September 15, 2014, October 13, 2014 and November 10, 2014, reaffirmed its recommendation of, and declaration of advisability with respect to, the Dollar Tree merger, concluded that the Offer does not constitute and is not reasonably expected to lead to a “Company Superior Proposal” as defined in the Dollar Tree merger agreement and is not in the best interests of Family Dollar, and recommended that Family Dollar’s stockholders reject the Offer and not tender their Shares pursuant to the Offer.

Item 8.	Additional Information.

(a)	Item 8 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection titled “Regulatory Issues in Connection with the Dollar Tree Merger”:

For a description of regulatory clearances required for the Dollar Tree merger pursuant to the Dollar Tree merger agreement, reference is made to Annex E hereto, which contains certain disclosure from the Proxy Statement/Prospectus. Annex E is incorporated herein by reference and qualifies the foregoing in its entirety. On November 7, 2014, Dollar Tree announced that it had certified substantial compliance with the FTC’s second request for the Dollar Tree merger and that, in order to facilitate the FTC’s review, Dollar Tree and Family Dollar agreed not to close the Dollar Tree merger prior to December 30, 2014, unless the FTC completes its review of the Dollar Tree merger and terminates the waiting period at an earlier date.

Item 9.	Exhibits.

(a)	Item 9 of the Statement is hereby amended and supplemented removing Exhibit (e)(26) and replacing it with the following:

	Exhibit No.	Exhibit

	(e)(26)	Joinder to Voting and Support Agreement, by and between Dollar Tree, Inc. and Foundation for the Carolinas, dated October 23, 2014 (as attached in Annex C to Family Dollar’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 28, 2014)

Annexes.

(a)	Annex E is hereby amended and replaced in its entirety with the information contained in Annex E attached hereto.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

FAMILY DOLLAR STORES, INC.

By:	/s/ James C. Snyder, Jr.
Name:	James C. Snyder, Jr.
Title:	Senior Vice President,
General Counsel and Secretary

Dated: November 12, 2014

Annex E

Regulatory Approvals

Under the HSR Act, certain transactions, including the merger, may not be completed unless statutory waiting periods have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the Antitrust Division of the Department of Justice, which we refer to as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification, unless that waiting period is terminated early. If the FTC or DOJ issues a Request for Additional Information and Documentary Material, which we refer to in this proxy statement/ prospectus as a ‘‘second request’’, prior to the expiration of the initial waiting period, the parties must observe a second 30-calendar-day waiting period, which would begin to run only after both parties have substantially complied with the second request, unless the waiting period is terminated earlier. Dollar Tree and Family Dollar each filed their respective HSR Act notification forms on August 8, 2014. On September 8, 2014, the FTC, issued a request for additional information under the HSR Act to each of Dollar Tree and Family Dollar. Therefore, the waiting period under the HSR Act is extended to 11:59pm on the 30th day after substantial compliance with the second request by both Dollar Tree and Family Dollar, unless terminated earlier by the FTC or extended by agreement or court order. On October 21, 2014, Family Dollar announced that it had certified substantial compliance with the second request and stated that it understood that Dollar Tree expects to certify substantial compliance with the FTC by November 7, 2014. Certain state attorneys general are also investigating the merger under applicable antitrust laws. These state attorneys general have also notified Family Dollar that they will be investigating the competitive effects of a Dollar General-Family Dollar combination, as is the FTC.

Dollar Tree and Family Dollar have agreed to use their respective reasonable best efforts to prepare and file all forms, registrations and notices required to be filed to complete the merger, to satisfy any of the conditions to consummating the merger, to obtain any consent, authorization, order or approval of, or any exemption by, any third party, including any governmental entity required in connection with the merger, to defend and seek to prevent the initiation of all actions, suits and other proceedings by or before any governmental entity challenging the merger agreement, and to cause to be lifted or rescinded any order or other action by any governmental authority adversely affecting the ability of the parties to complete the merger. Dollar Tree and Family Dollar will each keep the other apprised of the status of matters relating to the completion of the merger and work together to obtain all required consents and authorizations of all governmental entities, although it is Dollar Tree’s sole right to devise the strategy for filings, notifications, submissions and communications with or to any antitrust regulatory authority.

Pursuant to amendment no. 1, Dollar Tree has agreed, solely to the extent necessary or advisable to receive termination or expiration of the waiting period under the HSR Act so as to permit the closing to occur by the end date, to propose, negotiate, effect and agree to the sale, divestiture, license, holding separate, and other disposition of and restriction on any and all retail stores and any and all assets, properties and rights in or about the retail store premises of Dollar Tree and its subsidiaries, including the surviving company and its subsidiaries, and effective on or after the effective time of the merger.